Mail Stop 3561

April 4, 2007

By Facsimile and U.S. Mail

Mr. James D. Sinegal
President and Chief Executive Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington   98027

      Re: Costco Wholesale Corporation
           Form 10-K for the Fiscal Year Ended September 3, 2006
           Filed November 17, 2006
           File No. 0-20355

Dear Mr. Sinegal:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Michael Moran
              Accounting Branch Chief